February 17, 2005

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0305
Attention: Mr. Daniel Gordon, Branch Chief

Re:	Molex Incorporated (File No. 0-07491)
Form 10-K for the year ended June 30, 2004
Filed September 10, 2004
Form 10-Q for the quarter ended September 30, 2004
Form 8-K’s dated November 11 and December 1, 2004

Ladies and Gentlemen:

On behalf of our client Molex Incorporated (the “Company”), this letter sets forth the Company’s responses to comments on the above-referenced filings provided by the Staff of the Securities and Exchange Commission by letter dated February 10, 2005.

The Staff’s comments are restated below in bold, italicized type, and are followed by the Company’s responses thereto. All references herein to an Appendix or the Appendices refer to the Appendices are being provided to the Staff supplementally.

Form 10-K for the Year Ended June 30, 2004

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Page 9

Results of Operations – Page 10

1.	We see your response to prior comment 2. We also note in your response to prior comment 3 that in future filings you will provide a narrative discussion of any identified changes in volume by major product lines or in overall unit sales growth. We further note that in future filings you will provide a narrative discussion of any identified changes in price by major product lines. Please explain how you define “major product lines” for purposes of this disclosure and address why revenues by major product lines should not be included in the notes to your financial statements. See paragraph 37 of SFAS 131.

Response: As referred to in the Company’s prior Response to Comment 2 in the January 31, 2005 letter to the Staff, the Company sold over 55,000 different products in 2004.

The Company defines major product lines as groups of individual products which have similar physical, mechanical and electronic characteristics. While a significant majority of the Company’s products go through similar manufacturing processes, share a common manufacturing base and are comprised of similar raw materials, there are variations introduced into the manufacturing process which give the different characteristics mentioned above.

Securities and Exchange Commission
February 17, 2005

To clarify, in the prior Comment 2 in which the Company refers to major product lines, product lines are the groupings described above. The Company currently tracks 25 major product groupings outside of its financial reporting system.

In future filings, the Company will provide a narrative discussion of any changes in volume or in price which are material to an understanding of the changes in the Company’s business or operating results. Also, as referred to in the Response to Comment 2 in the Company’s January 31, 2005 letter to the Staff, in future filings the Company will include a table in MD&A of the estimated percentage of net revenue by industry market (i.e. computer, telecommunications, consumer products, automotive, industrial and other) for the latest three fiscal years.

As referred to in the Company’s Response to prior Comment 2, there is not a generally accepted or well understood convention for categorization of connector products by groups of similar products. Furthermore, Paragraph 37 of SFAS 31 states “the amount of revenues reported shall be based on financial information used to produce the enterprise’s general purpose financial statement.” Molex does not record revenues by any product grouping in its general ledger, which is the basis used to produce the Company’s consolidated financial statements.

Financial Statements and Supplementary Data – Page 19

Note 2 – Significant Accounting Policies – Page 25

Revenue Recognition – Page 27

2.	See prior comment 10. We note that you have consignment arrangements with customers. If material, please revise future filings to discuss the significant terms of these arrangements and disclose your revenue recognition policies for these sales. Also, tell us how you determine when to record these sales. Explain the “pull” signal referred to in your response.

Response: In view of the increasing use of consignment arrangements, the Company will discuss consignment arrangements, the significant terms and conditions of these arrangements and disclose the same in the Company’s revenue recognition policies for these sales in future filings.

The Company records a consignment sale when a customer has taken title of product which is stored either in the customer’s warehouse or that of a third party. The Company will invoice the customer upon receipt of a “pull” or similar signal that ownership has transferred from the Company to the customer.

The “pull” signal typically is an electronic message conveyed from the customer to the effect that product consigned by the Company to the customer or a third party warehouse has in fact been physically taken possession of by the customer and ownership has transferred from the Company to the customer.

Securities and Exchange Commission
February 17, 2005

3.	See prior comment 10. We note that you account for returns of product, other than warranty claims, under SFAS 5 and not SFAS 48. Based upon the information provided, it appears that you should be accounting for your sales returns under SFAS 48. Please revise to account for these returns in accordance with SFAS 48 for all periods presented, including interim periods, or tell us in detail why you believe that SFAS 5 is the appropriate literature and request your auditors to tell us whether or not they believe your accounting policy complies with generally accepted accounting principles. In addition, please provide a revised rollforward schedule of your reserves showing adjustments made to the reserves in each period. That is, revise the schedule provided in Appendix 2 of your February 7, 2005 response letter to reflect a separate column for (a) amounts charged to income, (b) payments and (c) adjustments due to reversals.

Response: The Company’s letter of January 31, 2005, in response to Comment 10(b) stated “...the Company believes it meets all of the conditions specified by SFAS 48 for recognizing revenue when a right of return exists, and accordingly, revenue is reduced to reflect estimated returns.” The statement “...the Company accounts for returns of defective product, as well as other returns, described above in accordance with SFAS 5” was meant to address the measurement of the Company’s returns provision under SFAS 48, Paragraph 7 which states “if sales revenue is recognized because the conditions of Paragraph 6 are met, any costs or losses that may be expected in connection with any returns shall be accrued in accordance with FASB Statement No. 5 Accounting for Contingencies.”

The following represents the Company’s analysis of how each of the conditions stated in Paragraph 6 of FAS 48 are met —

(a)	The seller’s price to the buyer is substantially fixed or determinable at the date of sale.

As a manufacturer of finished goods, the nature of the Company’s business lends itself to fixed and determinable pricing. Molex publishes pricing for its standard products. Pricing for non-standard products is maintained via a global pricing agreement with specific customers. All product prices are maintained in a global pricing system.

When a customer order is entered into the Company’s order management system, the price submitted by the customer on the purchase order is matched to the agreed upon price in the global pricing system. If a difference exists between the customer’s expected price and the price in the global pricing system, the Company attempts to resolve the difference before the order is acknowledged. This process applies to all customers and all channels.

Please note from Appendix 2 in the Company’s February 7, 2005 Response to the Staff that the total estimated reserve balance for allowances at the end of the fiscal year June 30, 2004 was $10.9 million. Total allowances charged to income for fiscal 2004 were $24.3 million or 1.1% of sales.

(b)	The buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product.

Securities and Exchange Commission
February 17, 2005

Under the Company’s general terms and conditions, the buyer is obligated to pay the seller either upon shipment (“FOB” Origin), when risk and title pass at the time of customer receipt (“FOB” Destination), or under consignment arrangements, when the customer has taken/consumed the product. Under no circumstances are obligations to pay the Company contingent on the resale of the product by the customer.

(c)	The buyer’s obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product.

In accordance with the terms noted above, the buyer’s obligation is not changed in the event of theft, physical destruction, or damage of the product, once title and risk of loss have passed to the customer.

(d)	The buyer acquiring the product for resale has economic substance apart from that provided by the seller.

The Company’s customers consist principally of large multinational corporations and distributors which are economically viable and are not exclusively dependent on the resale of the Company’s products. Due to the nature of the Company’s products (connectors and electronic components), their use in commercial applications represents only a small percentage of the end products’ cost. The distributors usually carry significant product offerings of which the Company’s products comprise only a small percentage.

(e)	The seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer.

The Company has no obligations for future performance in order to ensure the resale of the product. The Company does not accept product returns for reasons other than those noted below, and once risk and title have passed to the customer the Company does not assume any responsibility for the ultimate sale of the item.

(f)	The amount of future returns can be reasonably estimated.

The Company considered each of the points included in paragraph 8 of FAS 48 which states that “the ability to make a reasonable estimate of the amount of future returns depends on many factors and circumstances that will vary from one case to the next. However, the following factors may impair the ability to make a reasonable estimate:

a.	The susceptibility of the product to significant external factors, such as technological obsolescence or changes in demand

b.	Relatively long periods in which a particular product may be returned

c.	Absence of historical experience with similar types of sales of similar products, or inability to apply such experience because of changing circumstances, for example, changes in the selling enterprise’s marketing policies or relationships with its customers

d.	Absence of a large volume of relatively homogeneous transactions”

Securities and Exchange Commission
February 17, 2005

After considering each of these factors, as they relate to the following return policies, the Company concluded that the amount of future returns are reasonably estimable. Please see Appendix 2 in the Company’s February 7, 2005 Response to the Staff in which the estimated reserve balance for returns for the fiscal year June 30, 2004 amounted to $6.1 million. Total returns charged to income for fiscal 2004 were $25.4 million or 1.1% of sales.

The Company’s warranty terms typically allow for returns of product if the product is defective. The Company also allows returns due to Molex or customer order entry errors or for products that have been discontinued or obsoleted by Molex, subject to management authorization. In a sale to a distributor, the end customer (purchasing from a distributor) does not have the right to return product to Molex.

The Company accounts for returns for defective product, as well as other returns described above, in accordance with SFAS 48. Accordingly, the Company’s practice is to accrue for product returns at the time of sales based on historical return experience.

Although the Company’s current auditors have not yet performed an audit of the Company’s financial statements, based on the limited procedures they have performed as outlined in response to Comment 47 in the Company’s January 31, 2005 letter, they have no reason to believe that the Company’s accounting policy for returns is not in accordance with GAAP and SFAS 48.

The Company has provided a revision to Appendix 2 of its February 7, 2005 letter to the Staff. This revision, attached as Appendix 3, reflects a separate column for (a) amounts charged to income, (b) payments and (c) adjustments due to reversals.

Reclassifications — Page 28

4.	With respect to your disclosures of reclassifications and corrections of errors, please revise future filings as follows:

a)	Clearly describe the nature and amounts of the adjustments and the period to which the amount relates.

b)	Disclose when you identified the error.

c)	If the error relates to a prior period and you are not restating prior period financial statements, please state why. For instance, state, if true, that you concluded that the effects of these adjustments, as well as any unrecorded adjustments, were not material individually or in the aggregate to the current year or any prior year. If this statement is not true, please explain to us why you have not restated prior period financial statements.

d)	If you are not recording the correction of the error in the period in which you discovered the error, please explain why, both supplementally and in your future filings.

e)	Include a table in your footnote disclosure showing the impact of each adjustment in total and by the fiscal year to which it relates.

Securities and Exchange Commission
February 17, 2005

f)	See our comment below regarding the determination of which adjustments to record related to prior period errors. Similar to our comment with respect to your corrections of errors in classification, we believe you should use a reasonable basis for determining which adjustments to record in your financial statements.

Response: In future filings the Company will: (a) clearly describe the nature and amounts of the adjustments, and the periods to which the amounts relate for any reclassifications or corrections of error; (b) indicate when an error was identified; (c) indicate why the Company has chosen not to restate if an error relates to a prior period and the Company is not restating prior period financial statements; (d) explain why an error is being corrected in a period other than the one in which it was discovered; and (e) provide a table in the footnote disclosure showing the impact of each adjustment in total and by the fiscal year to which it relates.

The Company used, and will continue to use, the considerations included in SAB 99 as its basis for determining which adjustments and recl assifications to record in its financial statements. (See response to Comment 6 for further clarification.)

5.	We note your response to prior comment 15. We note that in providing for certain prior period reclassifications, you have elected to include certain items, but exclude other items. Explain your basis for determining what amounts to reclassify. For example, for 2003, we note that you did not include the effects of the $3.5 million reclassification from non-operating loss to cost of sales relating to impairment of licensed technology nor did you include the effects of the $3.1 million reclassification from selling, general and administrative expenses to cost of sales relating to the write-off of certain inventory. However, you did elect to reflect the $675,000 reclassification from other income to cost of sales. It appears that you also excluded some corrections of errors in classification from your statement of cash flows. Please restate your financial statements to correct the errors in classification if material. Otherwise, if you believe the amounts are not material for restatement, you should disclose your opinion, the nature and amount of the corrections of errors in classifications, and use a reasonable basis for determining which reclassification entries to include in your revised presentation.

Response: The Company’s policies with respect to the determination of how and when to record and recognize errors in the financial statements comply with generally accepted accounting principles. The Company’s policy is to restate prior periods’ financial statements for identified errors if the errors are material to such prior period financial statements or if they are expected to be material to the current years financial statements. In considering materiality, the Company considers the quantitative and qualitative factors included in SAB 99. If adjustments are required, the Company applies the provisions of APB 20 for the accounting and disclosures pertaining to account changes, changes in estimates and corrections of errors. The Company applies the provisions of APB 28, Paragraph 29 in considering whether corrections of prior year errors are material to the current period.

The $3.5 million reclassification was an error discovered following receipt of the Staff’s December 17, 2004 comment letter. In its January 31, 2005 response to the letter from the Staff, the Company acknowledged the error but chose not to restate based on materiality. In consideration of this error and the other errors, reclassifications, and adjustments noted

Securities and Exchange Commission
February 17, 2005

above, the Company has performed a SAB 99 analysis for the prior years impacted. See Response to Comment 6.

The Company had classified write-downs and impairments of manufacturing assets associated with restructuring charges as SG&A expense for years prior to fiscal year ended 2004. In fiscal year 2004 the Company reclassified those restructuring charges which properly belong to Cost of Sales. As a result, the $3.1 million unadjusted difference referred to in the Staff’s Comment is properly included in Cost of Sales for fiscal 2002, 2003 and 2004.

The Company reclassified the income from the equity method into a separate financial statement line item in fiscal 2004 because the amount increased to $9.6 million. The amounts in prior years were reclassified for purposes of comparability and consistency. This included the aforementioned $675,000 reclassification of foreign currency loss to Cost of Sales.

In many cases the reclassifications that the Company made were to merely reflect what management considers to be a better presentation of operating results, and remained within the guidelines of generally accepted accounting principles.

Please see the Company’s response to Comment 6 (c) with regards to the classification errors in the statement of cash flows. The Company will revise its disclosure of reclassification in future filings as described above in its Response to Comment 4.

6.	We note your responses to prior comments 6, 7, 15, 16, 25, 29, 32, 33, and 44. You state that you have concluded that each of the adjustments and reclassifications contained therein are not material to the financial statements. In addition, we note per review of the supplemental information provided in appendix 42 that your auditors highlighted certain other adjustments recorded in the first quarter of 2005, including an adjustment to the Sumitmo cable reserve, revenue recognition cut-off in two locations and the adjustment of bonus accruals. Finally, we note throughout your responses references to various additional adjustments, reclassifications and corrections of errors that are being recorded in the second quarter of 2005. Provide us with a comprehensive qualitative and quantitative analysis of the materiality of the adjustments and errors in classification based on the guidance in SAB 99. Your analysis should include addressing the following specific items:

a)	Provide the analysis on a comprehensive basis assuming all aforementioned adjustments, reclassifications and errors had been recorded in the appropriate periods. That is, this analysis should address whether or not the prior period errors are material for restatement in prior periods.

b)	Provide the analysis on a comprehensive basis based on the manner in which the aforementioned adjustments and reclassifications are currently being reflected in your financial statements, including your second quarter 2005 financial statements. That is, this analysis should address whether or not the correction of prior period errors in the current period is material to the current period. Include an analysis of materiality for the manner in which you are recording the corrections between the first and second quarter and not just in the first quarter.

c)	Include your statement of cash flows.

Securities and Exchange Commission
February 17, 2005

Response: The following is how the supplemental information provided in Appendix 42 to the Company’s January 31, 2005 response letter referenced by Staff was accounted for:

•	The $500,000 adjustment to the Sumitomo cable reserve was based on forecast consumption and was properly recorded in the first quarter of 2005 under the Company’s slow and excess inventory policy.

•	The revenue recognition cut-off in two locations was a discussion item relating to the Company’s compliance efforts with respect to Section 404 of Sarbanes-Oxley. The Company determined that the amount involved was approximately $92,000.

•	The former auditor indicated a bonus under-accrual of $1 million; the actual under-accrual was $500,000 on a global basis for the fiscal year ended June 30, 2004, based on actual payment. The bonus of $500,000 is included in the analysis below of errors and the potential impact of the errors on prior periods.

Appendix 6.1 includes a summary of all correction of errors in fiscal 2005. As noted in the Response to Comment 10, the correction of these errors will be reflected in the quarter ended September 30, 2004.

(a)	Please refer to Appendix 6.2 for the Company’s analysis of the impact on prior year results had the aforementioned adjustments, reclassifications and errors been recorded in the appropriate fiscal year. Based on this analysis, the Company has concluded that the effects of these adjustments were not material individually or in the aggregate to any of the last five fiscal years (i.e., fiscal 2000 through fiscal 2004). From a quantitative perspective, none of the individual adjustments were greater than 3.2% of income before taxes and the total aggregate impact on income before taxes was 2.1% or less in each year. The quantitative analysis is summarized below:

Percentage of Pre-Tax Income*:	2000	2001	2002	2003	2004
Prior Year Errors / Misclassification:
Revenue	0.0%	0.0%	0.0%	0.0%	0.0%
Cost of Sales -
Profit-in-Inventory	-0.3%	0.8%	-0.4%	-1.1%	-1.3%
Inventory	0.0%	0.0%	0.0%	0.0%	0.0%
Vacation	-0.1%	0.1%	-0.3%	-0.6%	-0.1%
Accrued Insurance	0.0%	0.0%	0.5%	2.0%	0.0%
Write-Off License (Classification)	0.0%	0.0%	0.0%	-3.2%	0.0%

Subtotal Cost of Sales	-0.4%	0.8%	-0.1%	-2.9%	-1.4%
SG&A -
Vacation	-0.1%	0.1%	-0.3%	-0.8%	-0.1%
Accounts Receivable	-0.1%	0.0%	0.0%	-0.6%	-0.3%
Bonus	0.0%	0.0%	0.0%	0.0%	-0.2%

Subtotal SG&A	-0.2%	0.1%	-0.4%	-1.5%	-0.6%
Other (Income) Expense -
Write-Off License (Classification)	0.0%	0.0%	0.0%	3.2%	0.0%
Income Before Taxes	-0.6%	0.9%	-0.5%	-1.2%	-2.1%

*Some subtotals may not foot due to rounding.

Securities and Exchange Commission
February 17, 2005

The Company also considered qualitative factors as contemplated by SAB 99. Please refer to Appendix 6.2 in conjunction with the following qualitative considerations:

•	The misstatements did not have a significant impact on gross profit or selling, general and administrative expense trends. The impact on gross profit margin in each of the last five fiscal year was 20 basis points or less. The impact on selling, general and administrative expense as a percentage of revenue in each of the last five fiscal years was 10 basis points or less. The impact on income before taxes as a percentage of revenue in each of the last five fiscal years was 25 basis points or less and the impact on net income as a percentage of sales (ROS) was 20 basis points or less.

•	The misstatements would have had no impact on EPS in two of the five years considered, a negative two cent impact on EPS in one of the five years considered, a negative one cent impact in one of the five years and a favorable one cent impact on one of the five years considered. The Company does not believe such a misstatement masks a change in earnings or other trends.

•	The misstatements did not change income into a loss in any reporting period nor did they change a loss into income.

•	None of the misstatements were intentional.

•	The largest misstatement related to the profit-in-inventory error on in-transit inventory and this adjustment is recorded in consolidation and not at the reporting segment level.

•	The Company does not have debt covenants or other significant regulatory compliance requirements that would have been impacted by the misstatement.

•	The misstatements did not have the effect of satisfying requirements for the award of bonuses or other forms of compensation to senior management. In three of the five fiscal years — 2001, 2002 and 2003 — no bonuses were paid. The Company’s bonus payments are based on achievement of revenue growth and ROS targets. The adjustments did not impact revenue. The impact on ROS in the two years out of five in which a bonus was paid in Corporate was not significant. For example, in 2004, the year where the misstatements had the largest impact on bonuses, the CEO’s bonus increased by approximately $30,000 and the CFO’s bonus increased by $15,000.

•	The accounts receivable and vacation errors are not precisely measurable. The slow & excess software error, the profit-in-inventory, the insurance and bonus errors are precisely measurable.

•	The Company believes the cost to restate would far exceed the benefit to investors and others who monitor the Company’s performance and prospects.

•	The misstatements did not hide a failure to meet analysts’ consensus expectations.

•	Beginning of the year consensus estimate for the fiscal year ended June 30, 2004 was 73 cents EPS. The actual EPS for the Company was 92 cents.

Securities and Exchange Commission
February 17, 2005

-	Beginning of the year consensus estimate for the fiscal year ended June 30, 2003 was 74 cents EPS. The actual EPS for the Company was 44 cents.

-	Beginning of the year consensus estimate for the fiscal year ended June 30, 2002 was 93 cents EPS. The actual EPS for the Company was 39 cents.

In view of the foregoing, the Company concluded that the effects of these adjustments were not material individually or in the aggregate to any of the last five fiscal years (i.e., fiscal 2000 through fiscal 2004).

(b)	Please refer to Appendix 6.3 for the Company’s analysis of the materiality to the current year of the prior year errors corrected in the quarter ended September 30 2004. As noted in the Company’s January 31, 2005 letter in response to Comment 31 the Company analyzed such materiality quantitatively in relation to the forecasted operational results for the full fiscal year 2005, as required by Paragraph 29 of APB 28. Based on Molex’s forecasted fiscal 2005 results, the Company has concluded that the correction of the prior year errors are not material individually or in the aggregate to the current fiscal year forecast results. From a quantitative perspective, none of the adjustments are individually greater than 3.3% of forecast income before income taxes and the total aggregate impact on projected income before taxes is 2.7%. The Company also considered qualitative factors as contemplated by SAB 99. The following summarizes the Company’s qualitative considerations:

•	The misstatements did not have a significant impact on gross profit or selling, general and administrative expense trends. The projected impact on gross profit margin is a reduction of 30 basis points or less. There is no projected impact on selling, general and administrative expense as a percentage of revenue. The impact on forecast income before taxes as a percentage of revenue is 30 basis points or less and the impact on ROS is 25 basis points or less.

•	The misstatements will reduce forecast EPS by three cents. The Company does not believe such a misstatement masks a change in earnings or other trends.

•	The misstatements did not change income into a loss nor did they change a loss into income.

•	None of the misstatements were intentional.

•	The largest misstatement related to the profit-in-inventory error on in-transit inventory and this adjustment is recorded in consolidation and not at the reporting segment level.

•	The Company does not have debt covenants or other significant regulatory compliance requirements which would have been impacted by the misstatement.

•	The Company’s bonus payments are based on achievement of revenue growth and ROS targets. The adjustments did not impact revenue and the impact on ROS is not significant.

Securities and Exchange Commission
February 17, 2005

•	The accounts receivable and vacation errors are not precisely measurable. The slow & excess software error, the profit-in-inventory, the insurance and bonus errors are precisely measurable.

•	The Company believes the cost to restate would far exceed the benefit to investors and others who monitor the Company’s performance and prospects.

•	The misstatements would not hide a failure to meet analysts’ consensus expectations.

-	Beginning of the year guidance for the fiscal year ended June 30, 2005 was $1.24-$1.34 EPS.

-	Current guidance for the fiscal year was not provided in the February 14, 2005 press release of the preliminary results for the first six months of the fiscal year ended December 31, 2004.

In view of the foregoing, the Company has concluded that the correction of the prior year errors is not material to fiscal 2005 projected results or to the trend of earnings and accordingly should be recorded in the quarter ended September 30, 2004, with separate disclosure in the financial statements for the quarter. This evaluation was made in the context of the relevant accounting literature, APB 28, Paragraph 29, which states:

“In determining materiality for the purpose of reporting the cumulative effect of an accounting change or correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.”

Regarding the impact of the errors on the quarter ended September 30, 2004, the Company’s proposed disclosure to be included in its Form 10-Q/A is as follows:

“Included in cost of sales for the three months ended September 30, 2004 is a charge of $9.1 million ($6.6 million after-tax or $0.03 per share) for the cumulative effect of an error in prior years. This error related to the inadvertent omission of in-transit intercompany inventory in the Company’s calculation of profit-in-inventory elimination. The Company recorded this profit-in-inventory adjustment as a reduction to inventories and a charge to cost of sales.

Also included in the results for the three months ended September 30, 2004 is a charge of $4.8 million ($3.5 million after-tax or $0.02 per share) for the cumulative effect of an error in prior years related to the Company’s vacation accrual calculation. Of the charge for this error, $2.1 million was recorded in cost of sales and $2.7 million was recorded in selling, general and administrative expenses. Also included is a charge for the correction of an error of the prior year bonus accrual of $.5 million ($.4 million after-tax) recorded in selling, general and administrative expenses.

Securities and Exchange Commission
February 17, 2005

In addition, included in the results for the three months ended September 30, 2004 are the correction of an error related to a prior year inventory allowance of $1.1 million ($0.8 million after-tax), the correction of an error of a prior year insurance accrual of $2.7 million ($2.0 million after-tax or $0.01 per share), and the correction of an error of a prior year receivable allowance of $3.2 million ($2.3 million after-tax or $0.01 per share). These three items had a positive impact on income. The inventory allowance and insurance accrual were recorded in cost of sales. The receivable allowance was recorded in selling, general and administrative expense.

The aggregate effect of these corrections of errors, identified during the first fiscal quarter of 2005, was a reduction of pretax income of $7.4 million ($5.4 million after-tax or $0.03 per share). Of that cumulative amount, the Company estimates that approximately $4.9 million ($3.6 million after-tax) was an expense that should have been recorded in fiscal 2004, $1.3 million ($0.9 million after-tax) was an expense that should have been recorded in fiscal 2003, $.5 million ($0.3 million after-tax) was an expense that should have been recorded in fiscal 2002, $2.7 million ($2.0 million after-tax) was income that should have been recorded in fiscal 2001, $1.9 million ($1.4 million after-tax) was an expense that should have been recorded in fiscal 2000 and $1.5 million ($1.2 million after-tax) was an expense that should have been recorded in fiscal 1999 and prior.

The table below summarizes the estimated pre-tax impact, by year, of the errors identified and corrected in the first fiscal quarter of 2005.

						1999 &
	2004	2003	2002	2001	2000	Earlier	Total
Income before Tax Incr(Decr)
Profit-In-Inventory Elimination	$(3,200)	$(1,200)	$(400)	$2,200	$(1,100)	$(5,400)	$(9,100)
Inventory Allowance	—	—	—	—	—	1,142	1,142
Insurance Accrual	—	2,200	500	—	—	—	2,700
Receivable Allowance	(625)	(710)	(12)	(48)	(315)	4,879	3,169
Vacation Accrual	(604)	(1,590)	(556)	584	(473)	(2,186)	(4,825)
Bonus Accrual	(500)	—	—	—	—	—	(500)

Total	$(4,929)	$(1,300)	$(468)	$2,736	$(1,888)	$(1,565)	$(7,414)

Income before Tax (as reported)	$239,892	$110,042	$93,221	$291,416	$323,694
Error % of Income before Tax	-2.1%	-1.4%	-0.5%	0.9%	-0.6%

The Company has concluded that the amounts related to fiscal 2004 and prior years are not material, either individually or in the aggregate, to the trends of the financial statements for those periods affected, or to a fair presentation of the Company’s results of operations and financial

Securities and Exchange Commission
February 17, 2005

statements. Accordingly, results for fiscal 2004 and prior years have not been restated.”

Overall when considering the various tests under SAB 99 for appraising materiality, the Company believes that both qualitatively and quantitatively restatement is not appropriate in these circumstances. There was an immaterial impact on the Company’s pre-tax income. The individual lines of the P&L, were they to be restated, would be insignificantly different from those previously reported. The cost to restate the financial statements for the Company would be significant. No period in which income was reported would be changed to a loss if a restatement was made.

(c)	Please refer to Appendix 6.4 for the Company’s analysis of the impact of the errors in the prior year cash flows and to Appendix 6.5 for the impact of the errors on the quarters of fiscal 2004. As indicated in Appendix 6.4, the misstatement in the cash flow for fiscal 2002 and 2004 is an overstatement of cash provided from operating activities and an overstatement of cash used for investing activities. The overstatement is less than 3% of reported operating cash flow in both fiscal 2002 and 2004 and less than 5% of reported cash used for investing activities.

From a qualitative standpoint, the misstatements do not have a significant impact on the cash flow trends. The Company has strong cash flows, is very liquid and has no debt covenants . Based on this analysis, the Company has concluded that the effects of these adjustments are not material to the statements of cash flow for fiscal 2002 and 2004.

As indicated in Appendix 6.5, the misstatement in the cash flow for the first three quarters of fiscal 2004 is an overstatement of cash provided from operating activities and an overstatement of cash used for investing activities. The overstatement is $2.5 million, or 5.7%, of reported operating cash flow in the first quarter, $9.0 million, or 9.6%, of reported operating cash flow in the second quarter and $11.3 million, or 5.8% of reported operating cash flow in the third quarter.

From a qualitative standpoint, the misstatements do not have a significant impact on the cash flow trends. In light of the Molex’s very strong cash position, no debt covenants and minimal debt, the Company’s management does not believe its investors would view the cash flow misstatements as material. Based on this analysis, the Company believes that the effect of these adjustments are not material to the statement of cash flow for the first three quarters of fiscal 2004.

7.	See prior comments 36 and 44. We note from your January 31, 2005 response letter, including Appendix 44.1, that you had identified an estimated over-accrual in your accounts receivable reserve of $3 to $4 million. Based upon various disclosures, it appears that you knew about this matter prior to filing your September 30, 2004 Form 10-Q. If you do not restate prior periods for this error, please provide us with your analysis of why you plan to record this adjustment of a prior period error in the second quarter and not the first quarter of fiscal 2005. Explain in detail the company’s policies with respect to the determination of how and when to record and recognize errors in your financial statements and how your policies comply with generally accepted accounting principles. We note that your audit committee is reviewing your reserve

Securities and Exchange Commission
February 17, 2005

creation and reversal practices and that you will provide us with the results of that review.

Response: The Company, after further analysis, will adjust the over-accrual in the accounts receivable reserve in the first quarter ended September 30, 2004. The Company has not restated prior periods for this error. Please refer to the Response to Comment 6 for the comprehensive SAB 99 analysis.

Supplementally, the Company is providing Appendix 7.1 and 7.2 which indicate the impact of this error on prior periods. In both cases, using slightly different methodologies to approximate the impact of the error on prior years, the Company has concluded that the impact on prior years is not material.

The Company’s policies with respect to the determination of how and when to record and recognize errors in the financial statements comply with generally accepted accounting principles. The Company’s policy is to restate prior periods’ financial statements for identified errors if the errors are material to such prior period financial statements or if they are expected to be material to the current years financial statements. In considering materiality, the Company considers the quantitative and qualitative factors included in SAB 99. If adjustments are required, the Company applies the provisions of APB 20 for the accounting and disclosures pertaining to account changes, changes in estimates and corrections of errors. The Company applies the provisions of APB 28, Paragraph 29 in considering whether corrections of prior year errors are material to the current period.

The results of the Audit Committee review are being provided to the Staff supplementally .

Note 3 - Restatement of Cash Flow Activities - Page 29

8.	See prior comment 16. Please clarify your disclosure in future filings, as noted from your response, to state that you made similar errors in fiscal 2002 and the first three quarters of 2004 and why you did not restate for those errors.

Response: In future filings, the Company will state that similar errors were made in fiscal 2002 and the first three quarters of 2004 and why the Company has chosen not to restate for these errors.

Item 9A. Controls and Procedures - Page 43

9.	We note your response to prior comment 20. In your response, you indicate the clerical error relating to the manual adjustment to reclassify the change in certain other asset accounts totaled $25.4 million. However, we note in your disclosures on page 7 of your 10-Q as of September 30, 2004 that the restatement of cash flow activities reduced cash provided by operating activities by $44.6 million. Please supplementally tell us and revise future disclosures to clearly describe the nature of all items that caused the changes. Also, clarify your disclosure in future filings, as noted from your response, to state that you made similar errors in fiscal 2002 and the first three quarters of 2004.

Securities and Exchange Commission
February 17, 2005

Response: The restatement of cash flow activities for the year ended June 30, 2003 included in the Company’s fiscal 2004 Form 10-K was $44.6 million and consisted of two items relating the Company’s old cash flow process and the treatment of other assets.

As noted previously, the Company’s old process was based on a Hyperion-based calculated cash flow model. The entire change in the “other asset” account was initially reflected as an investing activity. Other assets include intangibles, third-party investments, deferred taxes, prepaid expenses and deposits. Under the old process, the Company manually reclassified the change in deferred taxes and prepaid pension to operating activities. The Company made a clerical error of $25.4 million with respect to the manual adjustment for deferred taxes and prepaid pension in its cash flow statement for the year ended June 30, 2003. The Company also determined that other changes in the “other asset” account amounting to $19.2 million which had been classified as investing activities should have been classified as operating activities.

The Company’s proposed disclosure related to the restatement of cash flow activities is as follows:

“During the fourth quarter of fiscal 2004, the Company implemented a new process to capture and analyze the various financial data used in the preparation of the consolidated statement of cash flows.

During the testing of the new process, the Company discovered an error in the consolidated statement of cash flows for the year ended June 30, 2003. The Company’s old process was based on a Hyperion-based calculated cash flow model which recorded the change in the “other asset” account as an investing activity. Other assets include intangibles, third-party investments, deferred taxes, prepaid expenses and deposits. Under the old process, the Company manually reclassified the change in deferred taxes and prepaid pension to operating activities. The Company made a clerical error of $25.4 million with respect to the manual adjustment for deferred taxes and prepaid pension in its cash flow statement for the year ended June 30, 2003. The Company also determined that other changes in the “other asset” account amounting to $19.2 million that had been classified as investing activities should have been classified as operating activities. The result of these errors was an overstatement of cash provided from operating activities and an overstatement of cash used for investing activities by $44.6 million in the consolidated statement of cash flows for the year ended June 30, 2003. In the Form 10-K for fiscal 2004, cash provided from operating activities and cash used for investing activities were restated in the consolidated statement of cash flows for the year ended June 30, 2003.

Similar errors related to the classification of other asset accounts occurred in the Company’s fiscal year ended June 30, 2002 and the first three quarters of the fiscal year ended June 30, 2004. The impact of such classification errors on reported cash provided from operating

Securities and Exchange Commission
February 16, 2005

activities and cash used for investing activities during these periods was not material.

The Company’s new cash flow reporting process, which identified the fiscal 2003 error, was designed to improve management’s ability to analyze and review all significant cash flow activity. The Company also developed a quarterly cash flow checklist as a further control procedure. To specifically address the error described above, the Company added separate balance sheet accounts in its Hyperion reporting system for intangibles, investments, deferred taxes and prepaid pensions. The Company believes that the new cash flow process and additional review procedures will ensure that future errors are prevented.”

Form 10-Q for the Quarterly Period Ended September 30, 2004

Part I - Financial Information - Page 3

Item 1. Financial Statements -Page 3

10.	We note your response to prior comment 24. We note that you intend to include the review report of your new auditor in your 10-Q/A for the quarter ended September 30, 2004. Please request your auditor to tell us how they considered paragraph 37(g) of SAS 100 in light of the adjustments that are being recorded in the second quarter of 2005.

Response: The Company will include the review report of the new auditor in the Company’s Form 10-Q/A for the quarter ended September 30, 2004. All errors identified in fiscal 2005, including the accounts receivable error, the vacation error, the slow and excess program logic error, the profit-in-inventory error and the contingent gain error, which the Company had intended to reflect in the quarter ended December 31, 2004, have been corrected in the quarter ended September 30, 2004 and reflected in the Company’s Form 10-Q/A for such quarter.

Note 3 - Prior Year Adjustment - Page 8

11.	See prior comment 30 from our December 17, 2004 letter to you and prior comment one from our February 4, 2005 letter to you. Please respond to the following comments:

a)	Please disclose in your September 30, 2004 10-Q to what periods the remainder of the cumulative adjustment relates. That is, from your analysis it appears that $5.4 million, or 67.5%, of the total cumulative amount relates to periods on or before 1999.

b)	Please tell us in more detail how you calculated the amount of the restatement for each period, including the cumulative amount of $5.4 million in 1999. In your response, address why the fiscal year effect is negative in 2001 and why the fiscal year effect is 5.2%, (11.7)%, 2.4%, 1.7%, and 10.8% in 2000, 2001, 2002, 2003, and 2004 of total in-transit inventory for each period.

Securities and Exchange Commission
February 17, 2005

c)	Your response states that the adjustment related to profit-in-inventory in one fiscal year reverses in subsequent fiscal periods when the inventory is sold to an end-user, third party customer. In addition, the example intercompany elimination entry you provided in Appendix 1.2 of your February 7, 2005 response letter would also reflect that if the elimination entry were not recorded in each period that the impact is reversing once the inventory is sold to a third party. As such, please explain what the cumulative effect of $8.0 million represents as of June 30, 2004. Address whether the $8.0 million represents an elimination of profit in inventory for inventory still on hand. We again note that the majority of the $8.0 million relates to periods on or prior to 1999. If so, tell us the total amount of intercompany inventory still on hand as of June 30, 2004 by the period that the inventory was transferred. Address reserve balances and requirements for this inventory.

d)	We note that your adjustment of $8.0 million is an increase to cost of sales and a reduction of inventory. Explain why it is appropriate to reduce inventories for the $8.0 million. Also see our comment in (c) above.

e)	Please show us how you applied the percent of profit-in-inventory for inventory on-hand to your inventory-in-transit and why this percentage properly excludes slow and excess. Explain why the percentages listed in comment (b) above show percentage that do not appear to correspond to your intercompany profit margin. Explain why it is appropriate to apply your reserve for slow and excess inventory to inventory-in-transit. Reconcile this response with your analysis in Appendix 44.1 of your January 31, 2005 response letter.

Response: Please refer to Appendix 11 for further detail on the calculation of profit-in-inventory on goods-in-transit.

When the Company discovered the error related to profit-in-inventory on goods-in-transit, it estimated the amount of the error by applying the on-hand profit-in-inventory percentage of 31% to the goods-in-transit inventory at June 30, 2004. As the Company refined its method to estimate profit-in-inventory on goods-in-transit it concluded that since goods have just been shipped, it is unlikely that the goods will become slow and excess upon receipt at the buy and resell entity. Therefore, slow and excess should not be considered in the calculation of profit-in-inventory on goods-in-transit. In addition, the Company determined that the percentage used from the on-hand inventory was calculated using the inventory value that includes some amount of freight-in, which should also be excluded. The impact of eliminating these factors is to increase the amount of the gross profit percentage and accordingly increase the amount of the elimination. Using the method as described in Appendix 36 of the Company’s January 31, 2005 response, the effect compared to the Company’s initial estimate of the error resulted in an increase in profit-in-inventory elimination of $1.1 million.

The Company recorded the $1.1 million in the quarter ended September 30, 2004 as part of the profit-in-inventory error correction, which increased to $9.1 million as compared to $8.0 million estimated previously. The $9.1 million is referenced instead of the $8.0 million in the following responses to each part of question 11.

Securities and Exchange Commission
February 17, 2005

(a)	The Company will amend its Form 10-Q for the quarter ended September 30, 2004 to revise Note 3 with respect to this error. Please refer to the Company’s response in 6(b) for the proposed disclosure, which includes a discussion of the impact of all the errors.

(b)	The amount of the restatement was calculated by examining the records of the Company’s SAP system. The Company estimated the amount of inventory in-transit by analyzing its intercompany receivable / payable balances for each entity and the related on-hand inventories for each entity as well. The Company requires next month settlement of all intercompany balances, so the amount of intercompany receivable / payable between any two entities usually reflects current month transactions. The company estimated the in-transit by examining the difference between the intercompany receivable / payable balance and the on-hand inventory to impute the goods still in-transit. The Company went back to fiscal year ended June 30,1999 and derived the opening balance at that point as in the manner above.

The restatement for each period is calculated by estimating the in-transit inventories (above) multiplied by the profit-in-inventory factor used for the on-hand inventories, and that factor adjusted for freight and duty and slow and excess. The calculated profit-in-inventory elimination is computed for each prior period and the difference is the estimated impact on each period. Please refer to Appendix 11 for the calculations described above and for the period impact for each fiscal year.

The effect for fiscal 2001 is negative primarily because there was a smaller amount of goods-in-transit at the end of fiscal 2001 compared to the end of fiscal 2000 and because the profit-in-inventory factor decreased. The Company’s revenues peaked in 2001 and then rapidly fell in the following year, stayed relatively flat the next two years and only began to increase in the fiscal year ended June 30, 2004. The movement of revenues and inventories corresponds to the business cycles the Company experiences.

The percentages listed by the Staff do not correspond to the Company’s intercompany profit margin since the ratios in (b) appear to be the result of dividing the year-over-year income statement change by the amount of the in-transit inventory. The Company believes the correct ratio to calculate intercompany profit margin elimination is contained in Appendix 11.

(c)	The $9.1 million (formerly $ 8.0 million) for fiscal 2004 is the estimate of what the profit-in-inventory elimination should have been based on the value of the goods-in-transit on June 30, 2004 and represents the amount of profit that required elimination. It represents an elimination of profit-in-inventory for inventory still owned by Molex, but physically in-transit between two Molex entities. The $9.1 million is the “cumulative” amount with respect to the impact on the income statement of correcting the error. Had the elimination of $5.9 million been made in June 2003, then the fiscal 2004 income statement pre-tax impact would have been $3.2 million. The Company’s inventory turns over approximately four times per year so that virtually all of the inventory on hand at June 30, 2004 would have been transferred during fiscal 2004.

(d)	As illustrated in the sample intercompany elimination entry provided in Appendix 1.2 of the Company’s February 7, 2005 response, the profit-in-inventory elimination entry is

Securities and Exchange Commission
February 17, 2005

necessary to properly state cost of sales and inventory for Molex. When one Molex entity sells to another a profit is recognized on the sale. The profit-in-inventory elimination is necessary to state the inventory at its actual cost and to adjust the cost of sales to fully eliminate the intercompany profit in the transaction.

(e)	In Appendix 11 in-transit inventory is multiplied by the gross profit factor of the goods on hand excluding freight and slow and excess inventory to determine the approximate amount of elimination. With regard to the percentages cited in Comment 11(b), please refer to the response to 11(b) above.

12.	See prior comment 32. Based upon your response, it appears that you recorded the original reserve of $2.7 million in error. Please clarify, if true, in your disclosure that the reversal is due to the correction of an error and not a change in estimate.

Response: In its disclosure the Company will clarify that the reversal of the $2.7 million self-insurance reserve was a correction to an error and not a change in estimate.

13.	See response to prior comment 44 and Appendix 44.4 of your January 31, 2005 response letter. Please explain to us in more detail how you calculate the accrual for vacation under the new policy. Explain how your calculation considers terminated employees and differences in anniversary dates. Explain how you used the actual number of hours at December 31, 2004 to determine the adjustment to your vacation accrual balance. Explain how you first became aware of this problem and a chronology of significant events from that date.

Response: For hourly employees, actual vacation hours taken are tracked via timesheets and recorded for each employee. The data for the hourly employees details the “earned but not taken” hours for each employee. These hours are broken down between unused vacation hours available to be taken now, and earned hours which will become available at the next anniversary date. The sum of the unused vacation hours available and the earned hours are multiplied by the employee’s current hourly rate to develop the actual hourly vacation accrual. The vacation accrual equals 104% of the annual eligible vacation hours.

The Company does not formally track vacation balances for salaried employees. To estimate the salaried vacation accrual, a sampling of the last 18 months of salaried terminations was analyzed to identify the amount of accrued vacation paid out upon termination. Eighty employee records were reviewed with the average salaried vacation pay out equal to 98% of the annual eligible vacation hours. As a result, the Company determined that an estimate of 100% of the annual eligible vacation hours was an appropriate estimate for salaried employees. The salaried vacation accrual is calculated by applying the annual eligible vacation hours times the employee’s hourly rate. The vacation policy specifies annual eligible vacation hours to use in the calculation, which is based on the employees’ length of service at that date.

The Company first became aware of this problem at the end of December 2004 in response to the Company’s accounting reviews underway and as part of the Company’s Sarbanes-Oxley compliance program. During the first half of January 2005, the Company developed a simple model using the hourly vacation data and determined that the “legacy” vacation accrual

Securities and Exchange Commission
February 17, 2005

assumptions were not appropriate. In addition, the Vacation Policy was reviewed with Human Resources to ensure a clear understanding of the policy. The Company revised its methodology and developed reports using data from the Company’s SAP Human Resource system to prepare the calculations.

Item 4. Controls and Procedures — Page 13

14.	We note your response to prior comment 34. We also see your proposed revised disclosure included as Exhibit A to your response. We further note your statement included in your revised disclosure that management has concluded that your disclosure controls and procedures are effective “to ensure that information required to be disclosed by Molex in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.” The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please revise to clarify, if true, that your officers have also concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Refer to Rule 13a-15(e) of the Exchange Act.

Response: The disclosure to be included in Part I, Item 4 of the Form 10-Q amendment, as set forth in Exhibit A attached hereto, has been revised to delete the language after the word “effective”.

15.	We note your disclosure on page 14 of your 10-Q that “management is not aware of any information which would result in any adjustments to the financial information included in this Form 10-Q.” Further, we note in your proposed amended item 4 disclosures included as Exhibit A to your response that you state that “the unaudited financial statements included in this Form 10-Q reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of information for the interim periods presented.” In light of the additional adjustments that are being recorded in the second quarter of 2005, including the $1.9 million loss on investment, the $5.6 million correction of an error in the vacation accrual and the $4.0 million relating to the reduction in your accounts receivable reserve, provide us with additional details regarding why management feels it is able to make these statements.

Response: In accordance with Item 10-01(b)(8) of Regulation S-X, Note 1 to the interim financial statements for the fiscal quarter ended September 30, 2004 included in the Form 10-Q filed on November 15, 2004 included a statement that “[t]he unaudited financial statements have been prepared from the Company’s books and records and reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of information for the interim periods presented.” As noted in the Response to Comment 38 in the Company’s January 31, 2005 letter to the Staff, the disclosure regarding adjustments included in Part I, Item 4 of the November 15 filing was intended to, but inadvertently did not, correspond to the

Securities and Exchange Commission
February 17, 2005

language in Note 1. The first statement quoted in the Staff’s Comment has been revised in the disclosure to be included in Part I, Item 4 of the Form 10-Q amendment, as set forth in Exhibit A attached hereto, to conform the language in Item 4 to the similar language appearing in Note 1 to the interim financial statements.

At the time the Form 10-Q for the first fiscal quarter was filed on November 15, 2004, management was not aware of the errors regarding the Company’s accrual of vacation pay or the recording of the contingent gain.

As described in the revised Item 4 disclosure, new adjustments have been identified subsequent to November 15, 2004. As you know from this letter (see the Response to Comment 10), and as reflected in the Company’s February 14, 2005 press release (a copy of which is attached as Exhibit 99.1 to the Company’s Form 8-K filed on February 14, 2005), the “additional adjustments” you reference are now being taken in the first quarter of fiscal 2005 and will be reflected in the amendment to the Company’s Form 10-Q for the first fiscal quarter. The Form 10-Q for the second fiscal quarter will include a change in estimate of the Company’s reserve for inventory, resulting in a reduction of the Company’s reserve, and a corresponding favorable impact on pre-tax income of approximately $1.5 million ($1.1 million after tax).

With respect to the aforementioned change in inventory estimate (which not being recorded in the first fiscal quarter), management evaluated the materiality of the change on both a quantitative and qualitative basis (including the impact of the adjustment on trends) in light of the guidance provide by Staff Accounting Bulletin No. 99 and the materiality standard articulated in TSC Industries, Inc. v. Northway, Inc. 426 U.S. 438 (1976) and Basic Inc. v. Levinson, 485 U.S. 224 (1988). The Company believes that “fair presentation” includes a standard of materiality. Following such evaluation, management concluded that no additional adjustments are necessary for a fair presentation of the information presented for the interim period to be included in the Form 10-Q amendment.

16.	In light of the fact that numerous deficiencies existed, disclose in reasonable detail the basis of officers’ conclusions that the company’s disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.

Response: The disclosure to be included in Part I, Item 4 of the Form 10-Q amendment, as set forth in Exhibit A attached hereto, has been revised to provide additional disclosure regarding the officers’ conclusions regarding disclosure controls and procedures.

The Company, including its principal executive officer and principal financial officer, acknowledge that the Company’s disclosure controls and procedures did not operate to prevent the identified deficiencies. However, for the reasons described below, after consideration of the identified deficiencies and their immateriality, individually and in the aggregate, in view of the applicable disclosure requirements, the Company’s principal executive officer and principal financial officer concluded that these deficiencies did not impair the effectiveness of the Company’s overall disclosure controls and procedures as of September 30, 2004.

Securities and Exchange Commission
February 17, 2005

As the Staff acknowledged in Release 34-47986 (June 5, 2003) at II.E, the conclusion as to disclosure controls and procedures requires an evaluation of effectiveness overall. Molex’s disclosure controls and procedures include those components of internal control over financial reporting that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP. See Release 34-47986 (June 5, 2003). Because the concept of reasonable assurance is built into the definition of internal control over financial reporting, disclosure controls and procedures cannot provide an absolute level of assurance (in as much as disclosure controls and procedures encompass internal control over financial reporting). See Release 34-47986 (June 5, 2003) at II.(F)(4).

Although new adjustments have been identified since November 15, 2004, Molex’s new CEO and CFO have concluded that the system was not ineffective because it failed to bring these adjustments to light earlier. The officers believe that the results from the system have to be examined in their entirety. From the perspective of the totality of information reported, the errors and omissions taken together or separately, qualitatively or quantitatively, do not lead them to conclude that the system was not effective as of September 30, 2004.

This is not to say that these officers are complacent in the face of these adjustments. The officers and the Company agree that improvements to its controls and procedures were appropriate and the Company is moving aggressively to make these changes. Senior management and Molex’s Board and Audit Committee are committed to ensuring that financial reporting and disclosure issues are appropriately identified and addressed in a timely fashion. The Company identified and has taken remedial action with respect to each of the identified deficiencies. Further, the Audit Committee has recommended and the Company has implemented or is in the process of implementing a number of measures designed to strengthen Molex’s accounting and financial reporting infrastructure and processes, including Molex’s intention to add a new director to the Board who would serve on the Audit Committee and qualify as a “financial expert”, hire a CFO to replace the Company’s Acting CFO, hire a Chief Accounting Officer, and conduct management and Audit Committee training on accounting, financial reporting and internal controls. As an interim measure, the Audit Committee has engaged Charles A. Bowsher, who previously served as Comptroller General of the United States, as an accounting advisor to assist the Committee. The Audit Committee, together with its advisors, conducted a review of accounting matters identified in the Staff’s letter consistent with Molex’s goal of developing and implementing appropriate “best practices” in its accounting and financial reporting infrastructure and processes. The results of this review are being provided to the Staff supplementally in response to Comment 7 above. The Company is also working with its outside counsel in its efforts to develop and implement appropriate “best practices”. The Audit Committee has engaged Ernst & Young LLP as the Company’s independent auditor. Additionally, PricewaterhouseCoopers LLP continues to provide services to the Company in connection with compliance matters related to Section 404 of the Sarbanes-Oxley Act of 2002.

Further, the Company does not believe that changes made to strengthen its internal and disclosure controls should be deemed to be evidence that the disclosure controls and procedures in place as of September 30, 2004 were ineffective. What these changes demonstrate is the efforts of the Company and its officers to strive to create a system which embodies best practices as to disclosure and financial controls. These efforts were recognized by Bell, Boyd & Lloyd, LLC, legal advisors to the Company’s Audit Committee, and

Securities and Exchange Commission
February 17, 2005

its accounting advisor, Navigant Consulting. In the review being provided to the Staff supplementally in response to Comment 7 above, these advisors noted the steps which Molex and the Audit Committee have taken to bring Molex’s accounting, auditing, and internal controls closer to being “best practices” in the current environment.

Molex employees and officers, working within the Company’s then existing disclosure control and procedure structure, identified substantially all of the deficiencies, which have now been or are being corrected. The remaining deficiencies were identified in consultation with the Company’s new auditors. Once these deficiencies were identified, management responded to them and implemented appropriate remedial action. In addition, the Audit Committee with its own counsel and advisors have conducted two inquiries; the conclusion of neither inquiry suggests that the Company’s disclosure controls and procedures were ineffective or that there is a material weakness in the Company’s internal controls over financial reporting. The Company believes that the identified deficiencies must be viewed in the context of its worldwide operations, with 55 manufacturing plants, located in 19 countries on six continents, and the overall effectiveness of the Company’s accounting and financial reporting infrastructure and processes.

Molex’s disclosure controls and procedures include those components of internal control over financial reporting that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP. Release 34-47986 (June 5, 2003). The Public Company Accounting Oversight Board has recognized that even well designed controls operating as designed cannot provide absolute assurance. Release 34-49544, Paragraph 12 (April 8, 2004). Additionally, internal control over financial reporting has inherent limitations because the process is subject to human error resulting from lapses in judgment and breakdowns resulting from human failure. (Id.) While the Company, believes it has taken steps to reduce the risks associated with human error, the possibility of future human error persists. Given those standards, the CEO and CFO have concluded that the system provided “reasonable assurance” as of September 30, 2004.

The Company is in the process of completing its compliance with Sarbanes-Oxley Section 404. To date nothing has come to the attention of the Company or its Audit Committee which leads the Company or the Audit Committee to believe that there is any material weakness in internal controls over financial reporting or that the Company’s disclosure controls and procedures were ineffective as of the end of the period covered. As with most registrants given the Section 404 phase-in, the Company’s assessment of compliance with internal control over financial reporting is ongoing and is therefore incomplete. The Company expects to complete the remaining steps in its assessment of internal controls in time to file its Form 10-K for the year ending June 30, 2005 prior to the SEC reporting deadline. The Company’s Form 10-K will include its assessment of its internal controls, as well as independent auditor’s reports on internal controls over financial reporting.

Based on the foregoing, the Company’s principal executive officer and principal financial officer concluded that these deficiencies did not impair the effectiveness of the Company’s overall disclosure controls and procedures as of September 30, 2004.

17.	See prior comment 36. Please provide the disclosures previously requested for each significant deficiency.

Securities and Exchange Commission
February 17, 2005

Response: The disclosure to be included in Part I, Item 4 of the Form 10-Q amendment, as set forth in Exhibit A attached hereto, has been revised to provide additional disclosure, with respect to each significant deficiency, regarding (a) the nature of the deficiency, (b) how and by whom the deficiency was discovered and (c) actions taken by the Company and actions the Company plans to take to correct the deficiencies resulting in:

•	the profit-in-inventory issue;

•	the reversal of a prior year insurance accrual;

•	the reduction in inventory allowance;

•	the increase in the accrual of vacation pay;

•	reduction in the reserve for accounts receivable; and

•	the reversal of a previously recorded contingent gain.

18.	In light of the apparent deficiencies in your system of internal control over financial reporting that existed as of the beginning of the period covered by this report, and given the disclosed modifications to the design and operation of your internal control over financial reporting that were made during the period covered by this report, please disclose in reasonable detail the basis for your statement that, during the period covered by this report, there were no changes to your internal control over financial reporting that have materially affected, or that are reasonably likely to materially affect, your internal control over financial reporting.

Response: The disclosure to be included in Part I, Item 4 of the Form 10-Q amendment, as set forth in Exhibit A attached hereto, has been revised to provide the disclosure requested by the Staff with respect to changes in internal control over financial reporting during the three month period ending September 30, 2004, the reporting period for such Form 10-Q. The Company has also included disclosures in the revised Part I, Item 4 identifying changes to the Company’s internal control over financial reporting which were implemented subsequent the reporting period to provide additional disclosure to investors and in view of the timing of the amendment filing relative to the end of the reporting period.

The only changes to the Company’s internal control over financial reporting during the three month period ending September 30, 2004, were modifications to the design and operation of its internal control processes related to the profit-in-inventory component of goods-in-transit associated with intercompany transactions, increased frequency and rigor of its review of reserves pursuant to SFAS 5 and modifications of the software logic used to calculate slow and excess inventory reserves (which was not completed until the fiscal quarter ended December 31, 2004).

The Company analyzed the materiality of these changes by considering the impact on the Company’s internal control over financial reporting in light of the materiality standard articulated in TSC Industries, Inc. and Basic Inc., as contemplated by the Staff in Q&A 9, “Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports Frequently Asked Questions” (revised October 6, 2004).

Securities and Exchange Commission
February 17, 2005

As noted in the Response to Comment 16 above, the PCAOB has acknowledged that even well designed controls operating as designed cannot provide absolute assurance and that internal control over financial reporting has inherent limitations because the process is subject to human error resulting from lapses in judgment and breakdowns resulting from human failure. Release 34-49544, Paragraph 12 (April 8, 2004). While the Company believes it has taken steps to reduce the risks associated with human error, and that these steps should reduce the recurrence of future human error, the Company does not believe these enhancements (or any enhancement) can eliminate the possibility of future human error. Based on the foregoing, management concluded that the changes made during the period covered by the report have not, and are not reasonably likely to have, a material affect on the Company’s internal control over financial reporting.

19.	We note the November 30, 2004 letter from Deloitte & Touche LLP attached as Exhibit 16.1 to your Form 8-K/A filed on December 1, 2004. Please tell us what consideration you have given to addressing in the context of your controls and procedures disclosures the different or additional facts pertaining to the events that occurred during the period covered by this report that were noted by Deloitte & Touche in its letter, to the extent that those different or additional facts may impact your management’s conclusion as to the effectiveness of your disclosure controls and procedures and/or to the extent that those different or additional facts may impact your disclosures with respect to changes in your internal control over financial reporting.

Response: When considering public disclosures of information regarding the Company’s disclosure controls and procedures and internal control over financial reporting, management takes into consideration all reasonably available relevant information. In this regard, the Company’s principal executive officer and principal financial officer promptly and carefully reviewed the November 30, 2004 letter from Deloitte & Touche LLP. Such officers also reviewed the conclusions of the Company’s Audit Committee, as set forth the Audit Committee report provided to the Staff on January 31, 2005 in response to prior Comment 45, including its findings that, while certain factual inconsistencies existed, none of the subject persons deliberately withheld information from Deloitte with the intent of affecting the Company’s financial statements and, while the profit-in-inventory issue should have been disclosed to Deloitte prior to signing the management representation letter, the signatories of the letter did not have any intention to deceive or mislead anyone. Following such review, management is not aware of any different or additional facts, as distinguished from characterizations, perceptions or opinions, discussed in the Deloitte letter that are material to management’s conclusion as to the effectiveness of disclosure controls and procedures or to the disclosures with respect to material changes in internal control over financial reporting.

Other

20.	We note the three acknowledgements included at the end of your letters filed in response to our December 17, 2004 comment letter. We also note, however, that the third of those acknowledgements differs materially from the acknowledgement requested in our original comment letter, in that the acknowledgement provided begins with four additional words that were not included in the acknowledgement requested. Please provide all three acknowledgements in the form previously requested.

Securities and Exchange Commission
February 17, 2005

Response: The Company notes that the acknowledgement referenced in the Staff’s comment requests that the Company make the acknowledgement as to Staff comments, but does not relate to the Company’s responses to those comments. Based on this understanding, the Company has provided all three acknowledgements in the form previously requested.

*       *      *       *

     The Company greatly appreciates the Staff’s prompt response to the Company’s January 31, 2005 and February 7, 2005 letters. Under the terms of the exception to its continued listing requirements granted by Nasdaq, Molex is required to have filed an amended Form 10-Q for the fiscal quarter ended September 30, 2004 and its Form 10-Q for the fiscal quarter ended December 31, 2004 with the Commission on or before March 17, 2005 in order to avoid delisting of the Company’s Common Stock and Class A Common Stock from the Nasdaq National Market. The Company’s new independent auditor, Ernst & Young LLP, is currently working to complete its SAS 100 reviews of Molex’s financial statements for the fiscal quarters ended September 30, 2004 and December 31, 2004. Ernst & Young has advised the Company that it will not be in a position to complete its review of such fiscal quarters, which completed review is essential to the Company’s ability to file compliant Form 10-Qs for such fiscal quarters, until the Staff’s comments with the potential to impact the Company’s financial statements and disclosures for such fiscal quarters have been resolved. Accordingly, the Company would greatly appreciate the Staff’s cooperation in responding to this letter as promptly as practicable.

     In connection with this response, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

     The Company respectfully requests that the documents being provided to the Staff supplementally in response to the foregoing comments be returned to the Company pursuant to Rule 12b-4 under the Exchange Act upon completion of the Staff’s review.

Securities and Exchange Commission
February 17, 2005

     Thank you for your prompt attention to this letter responding to the Staff’s comment letter. If you would like additional information or would like to discuss the Company’s responses to your comments, please contact the undersigned at (312) 876-8222.

Very truly yours,

SONNENSCHEIN NATH & ROSENTHAL LLP

By: /s/ Michael M. Froy

cc:	Douglas A. Carnahan (Audit Committee)
Michael J. Birck (Audit Committee)
Robert J. Potter (Audit Committee)
Frederick Krehbiel (Molex Incorporated)
Robert Mahoney (Molex Incorporated)
Louis Hecht (Molex Incorporated)
James Doyle (Ernst & Young LLP)

Exhibit A

Molex Incorporated
Proposed Disclosure for Form 10-Q/A for the fiscal quarter ended September 30, 2004

Item 4. Controls and Procedures

     Molex conducted an evaluation, under the supervision and with the participation of its principal executive officer and principal financial officer, of the effectiveness of Molex’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the ‘Exchange Act’)) as of the end of the period covered by this report. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Prior to filing this Form 10-Q/A the deficiencies in Molex’s internal control over financial reporting described below were identified. Molex’s evaluation, conducted in light of these deficiencies, indicated that these deficiencies did not impair the overall effectiveness of Molex’s disclosure controls and procedures as of September 30, 2004. Molex’s management has concluded that the adjustments resulting from such deficiencies were not material, either individually or in the aggregate, to the trends of earnings or to the Company’s projected results of operations for the fiscal year 2005. Based on their evaluation, the principal executive officer and principal financial officer concluded that Molex’s disclosure controls and procedures were effective as of September 30, 2004.

     Subsequent to closing its books for the year ended June 30, 2004 during the fiscal quarter ended September 30, 2004, Molex’s former Chief Financial Officer identified the omission of in-transit intercompany inventory from the Company’s calculation of profit-in-inventory (profit-in-inventory) elimination for prior periods as described in Note 3 to the Notes to Condensed Consolidated Financial Statements in this Form 10-Q. Intercompany transactions which were not in-transit as of the end of the financial reporting period were not impacted by this omission and were appropriately reflected in the Company’s historical financial statements.

     Molex’s management determined that Molex’s financial statements for the fiscal quarter ended September 30, 2004 would include a charge of $9.1 million ($6.6 million after-tax or $0.03 per share) related to the omission in prior fiscal periods, of which approximately $3.2 million ($2.4 million after-tax) related to fiscal 2004, $1.2 million ($0.9 million after-tax) related to fiscal 2003, and $0.4 million ($0.3 million after-tax) related to fiscal 2002. This charge reflects management’s initial estimate of $8.0 million and the subsequent revision of its calculation by $1.1 million, as noted below. Molex concluded that the amounts related to fiscal 2004 and prior years are not material, either individually or in the aggregate, to the trends of the financial statements for those periods affected, or to a fair presentation of Molex’s results of operations and financial statements.

     Molex’s former independent public accounting firm, Deloitte & Touche LLP (“Deloitte”), expressed to the Audit Committee that the omission described above should have been disclosed in the representation letter dated August 20, 2004 of Molex’s former CEO and former CFO delivered to Deloitte on September 10, 2004 in connection with the audit of Molex’s financial statements as of and for the year ended June 30, 2004 and the filing of Molex’s Annual Report on Form 10-K on September 10, 2004. Molex’s former CEO and CFO failed to disclose the profit-in-inventory issue to Deloitte prior to signing the representation letter in September 2004. Molex’s former CEO and CFO concluded that the profit-in-inventory issue was not material, but they failed to understand that its prior disclosure was required by the terms of that representation letter. Molex’s current management, including the current CEO and current CFO, fully understand that Molex’s disclosure controls and procedures provide that all information required by the terms of representation letters must be disclosed to the Company’s auditors and that such letters do not contain an implicit materiality qualification. Molex’s former CEO and former CFO subsequently reported the profit-in-inventory issue to Deloitte and the Audit Committee.

     The Audit Committee, with the assistance of an independent legal advisor (Bell Boyd & Lloyd LLC) and its accounting advisor (Navigant Consulting Inc.), conducted an inquiry related to the factual circumstances surrounding the profit-in-inventory issue as well as the reversal of a self-insurance reserve, including the timing and the facts surrounding the decision to disclose the matters to Deloitte, the extent of the former CEO’s and former CFO’s knowledge and understanding of matters at the time the management representation letters in connection with the financial statements for the year ended June 30, 2004 were signed and any facts that would lead to a conclusion of intentional misconduct or fraud concerning these matters or any unreported accounting irregularities. The inquiry was conducted by interviewing key personnel regarding their knowledge of the issues (including how and when they became aware of the issues), communications to and from such personnel regarding the matters, consideration they may have given to informing the Audit Committee or the independent auditor of the matters (including, to the extent they had knowledge of the matters, why such information was not communicated), and whether they were aware of any other accounting issues that had been identified or discussed internally but not with the auditors. The inquiry also included a review of documents and files in the possession of the former CEO and former CFO and direct reports of the former CFO as well as email files to or from them related to the matters covered by the review.

     As a result of the inquiry, the Audit Committee found that, on July 21, 2004, although lacking a full understanding of the scope of the issues involved or whether an error had actually occurred, the former CEO and former CFO knew of a possible profit-in-inventory error and it was estimated the potential aggregate effect would be in the range (pre-tax) of $6 million to $8 million. The Audit Committee also found that, while certain factual inconsistencies existed, none of the subject persons deliberately withheld information from Deloitte with the intent of affecting the Company’s financial statements and, while the profit-in-inventory issue should have been disclosed to Deloitte prior to signing the management representation letter, the signatories of the letter did not have any intention to deceive or mislead anyone. Molex’s current CEO and current CFO concur with the Audit Committee’s conclusion that representation letters similar to the letter dated August 20, 2004 should not be signed without prior disclosure of all matters within the scope of the letter, such as a profit-in-inventory issue or a self-insurance reserve issue, which the signatory is aware of at the time of signing the letter, even if the matter is identified after the end of the fiscal period. No additional adjustments or issues of any kind relating to possible accounting irregularities were identified as a result of the Audit Committee’s inquiry.

     The Audit Committee presented the findings of the inquiry to Deloitte. Deloitte requested an expanded review of files and emails, a determination as to the existence of any violations of law and a further inquiry relating to certain inconsistencies in information previously communicated to Deloitte, statements of various persons during interviews and the chronology of events. In response, the Audit Committee’s independent legal counsel first confirmed with representatives of Deloitte the specific information Deloitte was requesting and then conducted additional file and email reviews and interviews. The Audit Committee found that the additional reviews and interviews did not change its findings previously communicated to Deloitte and communicated this conclusion to Deloitte. In particular, although inconsistencies existed, the Audit Committee found that the documents and emails reviewed corroborated the statements of the 15 people interviewed and found the former CEO’s explanation regarding the representation letter credible. Additionally, the Audit Committee informed Deloitte that nothing had come to their attention that reflected a violation of law. Subsequently, the Audit Committee, with the assistance of its independent legal and accounting advisors, reviewed Molex’s responses to a comment letter from the Securities and Exchange Commission Division of Corporation Finance and various accounting issues raised by the letter, including the Company’s reserve creation and reserve reversal practices and significant quarterly adjustments recorded in the last three fiscal years. The review did not identify any period-end adjustment for which there was not rational and credible explanation.

     The Molex Board of Directors on November 10 named Robert B. Mahoney, an Executive Vice President and former CFO of Molex, as the Acting CFO, and reassigned the prior Vice President, Treasurer and CFO to the position of Vice President and Treasurer. The Board’s action was in response to Deloitte having advised Molex that, because of its view that this matter should have been disclosed in the representation letter dated August 20, 2004, Deloitte would require representations and certifications from a new principal accounting and financial officer in connection with Molex’s future filings with the Securities and Exchange Commission containing financial statements, including the Form 10-Q for the fiscal quarter ended September 30, 2004.

     Deloitte ultimately advised Molex on November 13, 2004 that Deloitte was prepared to proceed with its review, under Statement of Auditing Standards No. 100 “Interim Financial Information” (SAS 100), of the unaudited financial statements included in this Form 10-Q, but only if Molex’s former CEO and former CFO who had signed the representation letter dated August 20, 2004 no longer served as officers of Molex and certain disclosures relating to the matters in question were agreed upon. Molex’s Audit Committee and Board of Directors each unanimously rejected the condition imposed by Deloitte regarding the former CEO and former CFO no longer serving as officers of Molex. Following the communication of Molex’s position, representatives of Deloitte advised Molex on November 13, 2004 that Deloitte was resigning as Molex’s independent auditor effective immediately.

     The Audit Committee engaged Ernst & Young LLP (“E&Y”) to serve as the Company’s independent registered public accounting firm as of December 9, 2004. In connection with the engagement of E&Y, the Molex Board of Directors named Frederick A. Krehbiel, Co-Chairman of the Board of Directors, as CEO of Molex, accepted the resignation of J. Joseph King from his positions as Molex’s Vice Chairman, CEO and as a member of the Board of Directors and accepted the resignation of Diane Bullock from her positions as Vice President and Treasurer. Neither Mr. King nor Ms. Bullock will be elected an officer of Molex, nor will their positions involve or significantly influence accounting, financial reporting or internal controls. The Board of Directors’ actions were taken to facilitate the transition to a new independent auditor and include the conditions requested by Molex’s previous independent auditor. Molex has also determined to adopt a number of measures designed to strengthen Molex’s accounting and financial reporting infrastructure, including Molex’s intention to add a new director to the Board of Directors who would serve on the Audit Committee and qualify as a “financial expert,” hire a CFO to replace the Company’s Acting CFO, hire a Chief Accounting Officer, and conduct management and Audit Committee training on accounting, financial reporting and internal controls. As an interim measure, the Audit Committee has engaged Charles A. Bowsher, former Comptroller General of the United States, as an accounting advisor to assist the committee.

     The Company, also included in the results for the three months ended September 30, 2004 a charge of $4.8 million ($3.5 million after-tax) for the cumulative effect of an error in prior years related to the Company’s vacation accrual calculation and a charge for the correction of an error of a prior year bonus accrual of $.5 million ($.4 million after-tax). In addition, included in the results for the three months ended September 30, 2004 are the correction of an error of a prior year receivable allowance of $3.2 million ($2.3 million after-tax), the correction of an error of a prior year self-insurance accrual of $2.7 million ($2.0 million after-tax) and the correction of an error related to an inventory allowance of $1.1 million ($.8 million after-tax). These three items had a positive impact on income.

     Prior to filing this amended Form 10-QA, the Company discovered an error in its vacation accrual calculation as part of the Company’s accounting reviews under its Sarbanes-Oxley compliance program. The Company also completed a through review of its accounts receivable reserves, including a historical analysis of actual returns, allowances and bad debts, and concluded that its historical reserve calculation was overstated. As this review was completed prior to filing this amended Form 10-QA, the Company has corrected this error in the three month ended September 30, 2004. During the first quarter of fiscal 2005, the Company also determined that software logic used in the calculation of slow and excess inventory reserve was not properly excluding component inventory and corrected this error. In addition, the Company reviewed its self-insurance accrual and concluded that it did not meet the conditions for recording a loss contingency reserve under SFAS 5. Upon further review of the SFAS 5 analysis, the Company determined that potential earn-out payments related to the sale of an investment should not have been classified as a contingent gain as previously recorded. The unaudited financial statements included in this Form 10-QA reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of information for the interim periods presented.

     During the fiscal quarter covered by this report, Molex made modifications to the design and operation of its internal control processes to provide reasonable assurances that the profit-in-inventory component of goods-in-transit associated with intercompany transactions is eliminated in the preparation of Molex’s consolidated financial statements. Following such modifications, the profit-in-inventory elimination is recorded on both the on-hand and in-transit intercompany inventory. During the fiscal quarter covered by this report, Molex also modified its internal control over financial reporting to increase the frequency and rigor of its review of reserves pursuant to SFAS 5. The Company also began to modify the software logic used to calculate slow and excess inventory reserves (which modification was completed in the fiscal quarter ended December 31, 2004).

     Subsequent to September 30, 2004, Molex modified the design and operation of its internal control process to more frequently update factors considered in determining its accounts receivable reserve, include formal reconciliation of earned versus accrued vacation pay as part of the its regular SFAS 5 review and implemented a policy of strict adherence to SFAS 5 criteria for loss recognition of gains and losses. Molex also completed the modification to the software logic used to calculate slow and excess inventory reserves.

     Molex’s management analyzed the materiality of the affect of these changes, made during the period covered by the report, on Molex’s internal control over financial reporting by considering the effect in light of the materiality standards provided by the relevant case law in accordance with guidance issued by the staff of the SEC. Management took into consideration that even well designed controls operating as designed cannot provide absolute assurance and that internal control over financial reporting has inherent limitations because the process is subject to human error resulting from lapses in judgment and breakdowns resulting from human failure. Management also considered Molex’s response subsequent to discovery of the deficiencies, including the promptness with which the underlying deficiencies were brought to the attention of the Audit Committee and the scrutiny under which Molex’s internal control environment was reviewed. Additionally, management considered the fact that substantially all of these deficiencies were identified by management and not by Molex’s independent public accountant and the materiality of the effect of the recorded adjustments on Molex’s earnings trends and its projected results of operations for fiscal year 2005. As a result of the foregoing considerations, management concluded that there have been no changes in our internal control over financial reporting during the fiscal quarter covered by this report that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting. The matters described above have been discussed with Molex’s Audit Committee and independent auditor.